MAX Resource Corp.

(the "Issuer")

Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer.  The documents will be accessible under the Issuer's profile at www.sedar.com.  However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A

I wish to receive interim financial statements and MD & A

COMPLETE AND RETURN THIS FORM TO:

PACIFIC CORPORATE TRUST COMPANY

Proxy Department, 2nd. Floor - 510 Burrard Street

Vancouver, B.C. V6C 3B9

Fax: (604) 689-8144

NAME:

ADDRESS:

POSTAL CODE:

___________________________

I confirm that I am the BENEFICIAL owner of

 shares of the Issuer.

I confirm that I am the REGISTERED owner of

 shares of the Issuer.

SIGNATURE OF

SHAREHOLDER:

______________________________________ DATE:____________

CUSIP:

57772U

SCRIP COMPANY CODE: